EXHIBIT 21.1

Subsidiaries of the Registrant as of December 31, 2014

Name	Jurisdiction
Amarin Pharmaceuticals Ireland Limited	Ireland
Amarin Pharma, Inc.	Delaware
Amarin Neuroscience Limited	Scotland
Corsicanto Ltd.	Ireland
Ester Neurosciences Limited	Israel